

November 25, 2011

Via E-mail
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 15, 2011**
> **File No. 001-33297**

Dear Mr. Caragol:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 1

Background, page 1

1. We note your response to comment one in our letter dated November 10, 2011; specifically, your references to efficiency and timing as the main reasons for you entering into the three Ironridge stock purchase agreements. Please disclose why you agreed to accept promissory notes from Ironridge as a form of payment for your common shares issued given your apparent concern for timing and also given your desire to raise the most money you could for working capital purposes. Explain in plain English why you permitted Ironridge to pay a minimal amount of cash for the common stock issued.

2. Furthermore, please disclose under "Background" or "Terms of the Ironridge Financings" on page 1 that Ironridge does not have to repay its promissory notes if there are any shares of Series F or Series G preferred stock outstanding, which means that the company would have to convert or redeem the Series F and Series G preferred stock from Ironridge to receive full

payment from Ironridge. Disclose the extent to which the redemption amounts paid to Ironridge could equal or exceed the amounts due under the Ironridge promissory notes so that the net effect is that Ironridge will not have paid any consideration for the securities. Disclose the extent to which the shares issuable upon conversion of the Series F preferred by the company could exceed the shares issuable upon conversion if converted by Ironridge. Discuss how these terms are less favorable to the company and its shareholders than to Ironridge in terms of the amount of cash received by the company and resulting dilution to shareholders.

3. We note your revised disclosure provided on page four in response to comment one in our letter dated November 10, 2011. Please further explain why you are not attempting to register the resale of the common stock underlying the Series F Preferred Stock. We note the Series G Preferred Stock can also not be converted for at least six-months from the date of issuance. In addition, we note you are required to file a registration statement registering the resale of the common stock issuable under the Stock Purchase Agreement.

4. Further, please revise your reference on page 4 to Rule 144 being an exemption from registration. Please note that Rule 144 creates a safe harbor from the Section 2(a)(11) definition of "underwriter," and it is not an exemption from registration. With regard to Rule 144, disclose why you believe the safe harbor would be available to Ironridge after six months.

Security Ownership of Certain Beneficial Owners and Management, page 16

5. We note you deleted reference to any shares loaned to Optimus Capital Partners, LLC in the footnotes to the table. We also note the Form 8-K filed on November 25, 2011 to report that the company issued 3.5 million shares to Mr. Caragol, Mr, Silverman and R & R Consulting and the circumstances surrounding this issuance. With a view to disclosure, please tell us whether Capital Partners, LLC sold any of the loaned securities or any of the securities issued upon conversion of the Series C preferred stock. Tell us how you determined who beneficially owned the loaned shares and the number of loaned shares that you included in the beneficial ownership of Mr. Caragol, Mr. Silverman and R & R Consulting from the time the shares were loaned until you issued the 3.5 million shares on November 22, 2011. Tell us why Optimus Capital Partners, LLC was not listed as a beneficial owner of the loaned shares if it had dispositive power over the loaned shares. Provide your analysis of how the issuance of the 3.5 million shares to Messrs. Caragol and Silverman and R & R Consulting in exchange for the shares issued to Optimus Capital Partners, LLC upon conversion of the Series C preferred stock was exempt from registration under Section 3(a)(9).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Tammy Knight, Esq.
       Holland & Knight LLP